January 20, 2010

VIA EDGAR

Securities and Exchange Commission
100 F Street NE
Washington, D.C.  20549

         RE:      Gabelli 787 Fund, Inc.                      The Gabelli Natural Resources, Gold &
                     File Nos.: 333-141582/811-22041                  Income Trust
                  The Gabelli Asset Fund                         File Nos.: 333-152424/ 811-22216
                     File Nos.: 33-01719/811-04494
                  The Gabelli Blue Chip Value Fund
                     File Nos.: 333-80099/811-09377           GAMCO International Growth Fund, Inc.
                  Gabelli Capital Series Funds, Inc.             File Nos.: 33-79994/811-08560
                     File Nos.: 33-61254/811-07644            Gabelli Investor Funds, Inc.
                  Comstock Funds, Inc.                           File Nos.: 33-54016/811-07326
                     File Nos.: 33-40771/811-05502            The GAMCO Mathers Fund
                  The Gabelli Convertible and Income             File Nos.: 002-23727/811-01311
                     Securities Fund Inc.                     The Gabelli Global Utility & Income Trust
                     File Nos.: 333-24541/811-05715              File Nos.: 333-113621/811-21529
                  Gabelli Equity Series Funds, Inc.           The Gabelli Money Market Funds
                     File Nos.: 33-41913/811-06367               File Nos.: 33-48220/811-06687
                  The Gabelli Equity Trust Inc.               The Gabelli Dividend & Income Trust
                     File Nos.: 33-42780/811-04700               File Nos.: 333-148670/811-21423
                  The Gabelli Global Deal Fund                The Gabelli Utilities Fund
                     File Nos.: 333-138141/811-21969             File Nos.: 333-81209/811-09397
                  The Gabelli Global Multimedia Trust Inc.    The Gabelli Utility Trust
                     File Nos.: 333-149414/811-08476             File Nos.: 333-72983/811-09243
                  GAMCO Global Series Funds, Inc.             The Gabelli Value Fund Inc.
                     File Nos.: 33-66262/811-07896               File Nos.: 33-30139/811-05848
                  GAMCO Gold Fund, Inc.                       The GAMCO Westwood Funds
                     File Nos.: 33-79180/811-08518               File Nos.: 33-06790/811-04719
                  The GAMCO Growth Fund                       The Gabelli Healthcare & WellnessRx Trust
                     File Nos.: 33-10583/811-04873               File Nos.: 333-140966/811-22021
                  The Gabelli Global Gold, Natural Resources  The Gabelli SRI Fund, Inc.
                     & Income Trust                              File Nos.: 333-141093/811-22026
                     File Nos.: 333-121998/811-21698                  (the "Funds")
                  -------------------------------------------------------------------------------------

Dear Staff Member:

         Pursuant to Rule 17g-1(g)(1) under the Investment Company Act of 1940, as amended, enclosed for filing on behalf of the above-referenced Funds please find (i) one copy of their joint fidelity bond (the "Joint Bond") for the policy period from December 7, 2009 to December 7, 2010, such policy being maintained through Travelers-St. Paul Fire and Marine Insurance Company, (ii) a Secretary's Certificate certifying the resolutions adopted by each Fund's Board Members approving the amount, type, form and coverage of the Joint Bond and the portion of the premium to be paid by the Funds and (iii) the Amended and Restated Joint Insured Agreement among the Funds and the other insureds on the Joint Bond.

         The Joint Bond premium allocation for these Funds has already been paid to cover the December 7, 2009 to December 7, 2010 policy period.

Very truly yours,

/s/ Bruce N. Alpert                                  /s/ Agnes Mullady
----------------------------                         ------------------
Bruce N. Alpert                                      Agnes Mullady
Secretary                                            Secretary
Gabelli 787 Fund, Inc.                               The Gabelli Blue Chip Value Fund
The Gabelli Asset Fund                               The Gabelli Convertible and Income
Gabelli Capital Series Funds, Inc.                            Securities Fund Inc.
Comstock Funds, Inc.                                 The Gabelli Dividend & Income Trust
Gabelli Equity Series Funds, Inc.                    The Gabelli Equity Trust Inc.
GAMCO Global Series Funds, Inc.                      The Gabelli Global Deal Fund
GAMCO Gold Fund, Inc.                                The Gabelli Global Gold, Natural The
GAMCO Growth Fund                                             Resources & Income Trust
The Gabelli Healthcare & Wellness(Rx) Trust          The Gabelli Global Multimedia Trust
GAMCO International Growth Fund, Inc.                         Inc.
Gabelli Investor Funds, Inc.                         The Gabelli Global Utility & Income
The GAMCO Mathers Fund                                        Trust
The Gabelli Money Market Funds                       The Gabelli Natural Resources, Gold &
The Gabelli SRI Fund, Inc.                                    Income Trust
The Gabelli Value Fund Inc.                          The Gabelli Utilities Fund
The GAMCO Westwood Funds                             The Gabelli Utility Trust

Enclosures

                             SECRETARY'S CERTIFICATE

The undersigned hereby certify that the following resolutions have been adopted first by those Board Member who are not considered to be "interested persons," as defined in the Investment Company Act of 1940, as amended (the "1940 Act")("Independent Board Members") voting separately, and then by the entire Board of each Fund, at the respective meetings duly called and held on November 17 and 18, 2009:

         RESOLVED,          That the Board hereby approves the renewal of the
                            Fidelity Bond coverage with Travelers-St. Paul Fire and Marine Insurance Company in the form submitted to the Board Members, effective December 7, 2009 for the ensuing year, which coverage is maintained jointly on behalf of the Fund and other parties named as insureds therein and which will provide coverage in the aggregate amount of $23,300,000 or such greater amount as the officers of the Fund may deem appropriate; and further

         RESOLVED,          That the portion of the premium for the
                            aforementioned joint fidelity bond to be paid by the Fund is hereby approved, taking into consideration, among other things, the number of parties named as insureds; the nature of the business activities of such other parties; the amount of coverage under said fidelity bond; the amount of the premium for such bond; the ratable allocation of the premium among all parties named as insureds; and the extent to which the share of the premium allocated to the Fund is less than the premium the Fund would have had to pay if it had provided and maintained a single insured bond; and further

         RESOLVED,          That the continuance of the Amended and Restated
                            Joint Insured Agreement among the Gabelli 787 Fund,
                            Inc., The Gabelli Asset Fund, The Gabelli Blue Chip
                            Value Fund, Gabelli Capital Series Funds, Inc.,
                            Comstock Funds, Inc., The Gabelli Convertible and
                            Income Securities Fund Inc., The Gabelli Dividend &
                            Income Trust, Gabelli Equity Series Funds, Inc., The
                            Gabelli Equity Trust Inc., The Gabelli Global Deal
                            Fund, The Gabelli Global Gold, Natural Resources &
                            Income Trust, The Gabelli Global Multimedia Trust
                            Inc., GAMCO Global Series Funds, Inc., The Gabelli
                            Global Utility & Income Trust, GAMCO Gold Fund,
                            Inc., The GAMCO Growth Fund, The Gabelli Healthcare
                            & WellnessRx Trust, GAMCO International Growth Fund,
                            Inc., Gabelli Investor Funds, Inc., The GAMCO
                            Mathers Fund, The Gabelli Money Market Funds, The
                            Gabelli Natural Resources, Gold & Income Trust,
                            Gabelli SRI Green Fund, Inc., The Gabelli Utilities
                            Fund, The Gabelli Utility Trust, The Gabelli Value
                            Fund Inc., and The GAMCO Westwood Funds ("Amended and Restated Joint Insured Agreement"), is hereby approved, and further

         RESOLVED,          That the Secretary of the Fund is hereby authorized
                            and directed to prepare, execute and file such Fidelity Bond and any supplements thereto, and to take such action as may be necessary or appropriate in order to conform the terms of the Fidelity Bond coverage to the provisions of the 1940 Act, and the rules and regulations promulgated thereunder.


IN WITNESS WHEREOF, the undersigned has hereunto set his/her hand this 20th day of January, 2010.

/s/ Bruce N. Alpert                                  /s/ Agnes Mullady
----------------------------                         ------------------
Bruce N. Alpert                                      Agnes Mullady
Secretary                                            Secretary
Gabelli 787 Fund, Inc.                               The Gabelli Blue Chip Value Fund
The Gabelli Asset Fund                               The Gabelli Convertible and Income
Gabelli Capital Series Funds, Inc.                            Securities Fund Inc.
Comstock Funds, Inc.                                 The Gabelli Dividend & Income Trust
Gabelli Equity Series Funds, Inc.                    The Gabelli Equity Trust Inc.
GAMCO Global Series Funds, Inc.                      The Gabelli Global Deal Fund
GAMCO Gold Fund, Inc.                                The Gabelli Global Gold, Natural
The GAMCO Growth Fund                                         Resources & Income Trust
The Gabelli Healthcare & WellnessRx Trust            The Gabelli Global Multimedia Trust
GAMCO International Growth Fund, Inc.                         Inc.
Gabelli Investor Funds, Inc.                         The Gabelli Global Utility & Income
The GAMCO Mathers Fund                                        Trust
The Gabelli Money Market Funds                       The Gabelli Natural Resources, Gold &
The Gabelli SRI Fund, Inc.                                    Income Trust
The Gabelli Value Fund Inc.                          The Gabelli Utilities Fund
The GAMCO Westwood Funds                             The Gabelli Utility Trust

Job Name: XP3312I
Print Date and Time: 12/30/09 12:19
File Number: O617O

Business Center/ Original Business Unit:
Policy Number: 490PB2463
Name of insured: The Gabelli Funds, et al
Agency Number: 0642622
Department or Expense Center: 001
Underwriter: 1647310
Underwriting Team:
Data Entry Person: WENZEL,CHRISTINE
Date and Time: 12/30/09 15:30 001

SPECIAL INSTRUCTIONS

Policy Commencement Date: 12/07/09
THIS POLICY CONTAINS FORMS SELECTED THROUGH DOCUMENT SELECT THE FOLLOWING SELECTED FORMS ARE NOT APPROVED ON THE FORMS STATUS TABLE

FORM NBR EDITION CO STATE TRANS DATE

*    MEL2555 03.05 1 NY 2009-12-07*

*    MEL7027 09.09 1 NY 2009-12-07*

*    MLABL 09.85 1 NY 2009-12-07*

*    ND059 11.06 1 NY 2009-12-07*

DELIVERY INVOICE

Company: St. Paul Fire & Marine Insurance Company

I The Gabelli Funds, et al           Policy Inception/Effective Date: 12/16/2009
N One Corporate Center               Agency Number: 0642622
S Rye, NY 10580
U                                    Transaction Type: Renewal
R                                    Transaction number: 001
E                                    Processing date: 12/16/2009
D                                    Policy Number: 490PB2463

A Marsh USA-Norwalk
G 601 Merritt 7
E Norwalk, CT 06856
N
T

AMOUNT SURTAX/ SURCHARGE

                490PB2463 Investment Company Blanket Bond $59,300

              40724 Ed.12-90 Printed in U.S.A. INSURED COPY Page 1

              40724 Ed.12-90 Printed in U.S.A. INSURED COPY Page 2


          IMPORTANT NOTICE - INDEPENDENT AGENT AND BROKER COMPENSATION

NO COVERAGE IS PROVIDED BY THIS NOTICE. THIS NOTICE DOES NOT AMEND ANY PROVISION OF YOUR POLICY. YOU SHOULD REVIEW YOUR ENTIRE POLICY CAREFULLY FOR COMPLETE INFORMATION ON THE COVERAGES PROVIDED AND TO DETERMINE YOUR RIGHTS AND DUTIES UNDER YOUR POLICY. PLEASE CONTACT YOUR AGENT OR BROKER IF YOU HAVE ANY QUESTIONS ABOUT THIS NOTICE OR ITS CONTENTS. IF THERE IS ANY CONFLICT BETWEEN YOUR POLICY AND THIS NOTICE, THE PROVISIONS OF YOUR POLICY PREVAIL.

For information about how Travelers compensates independent agents and brokers, please visit www.travelers.com, call our toll-free telephone number, 1-866-904-8348, or you may request a written copy from Marketing at One Tower Square, 2GSA, Hartford, CT 06183.


         HOW TO REPORT LOSSES, CLAIMS, OR POTENTIAL CLAIMS TO TRAVELERS

REPORTING NEW LOSSES, CLAIMS, OR POTENTIAL CLAIMS PROMPTLY CAN BE CRITICAL. IT HELPS TO RESOLVE COVERED LOSSES OR CLAIMS AS QUICKLY AS POSSIBLE AND OFTEN REDUCES THE OVERALL COST. PROMPT REPORTING:

     o    better protects the interests of all parties;

     o    helps Travelers to try to resolve losses or claims more quickly; and

     o often reduces the overall cost of a loss or claim - losses or claims reported more than five days after they happen cost on average 35% more than those reported earlier.

REPORT LOSSES, CLAIMS, OR POTENTIAL CLAIMS TO TRAVELERS EASILY AND QUICKLY BY FAX, U S MAIL, OR EMAIL.

                                      FAX

 Use this number to report a loss, claim, or potential claim by fax toll free.

                                 1-888-460-6622

                                    US MAIL

   Use this address to report a loss, claim, or potential claim by U S Mail.

BOND-FPS CLAIMS DEPARTMENT TRAVELERS MAIL CODE NB08F 385 WASHINGTON STREET SAINT
                             PAUL, MINNESOTA 55102

                                     EMAIL

     Use this address to report a loss, claim, or potential claim by email.

                        PRO.E&O.CLAIM.REPORTING@SPT.COM

This is a general description of how to report a loss, claim, or potential claim under this policy or bond. This description does not replace or add to the terms of this policy or bond. The policy or bond alone determines the scope of coverage. Please read it carefully for complete information on coverage. Contact your agent or broker if you have any questions about coverage.

Here's a list of all forms included in your policy, on the date shown below. These forms are listed in the same order as they appear in your policy.

TITLE

Policy Form List Investment Company Blanket Bond
Declarations Investment Company Blanket Bond
Insuring Agreements

Named Insured Endorsement
Computer Systems
Unauthorized Signatures
Telefacsimile Transactions
Voice-Initiated Transactions
Definition of Investment Company
Automated Phone Systems
Add Exclusions (n) & (o)
New Statutory Rider
Amend Section 4.-Loss-Notice-Proof-Legal Proceedings-
Designate Persons For Discovery Of Loss
Amend Section 13. Termination
Replace Insuring Agreement (A) Fidelity

FORM NUMBER
40705
ICB001
ICB005
ICB010
ICB011
ICB012
ICB013
ICB014
ICB016
ICB019
ICB026
ICB057
MEL2555
MEL3281
MEL7027

EDITION DATE
05-84
07-04
07-04
07-04
07-04
07-04
07-04
07-04
07-04
07-04
07-04
04-05
03-05
05-05
09-09

THE HARD COPY OF THE BOND ISSUED BY THE UNDERWRITER WILL BE REFERENCED IN THE EVENT OF A LOSS

NAME OF INSURED POLICY NUMBER 490PB2463
EFFECTIVE DATE 12/07/09
The Gabelli Funds, et al
PROCESSING DATE 12/30/09 15:30 001

40705 Ed.5-84 Form List (C)St.Paul Fire and Marine Insurance Co.1995 Page

Page 2 (C)St.Paul Fire and Marine Insurance Co.1995

                         INVESTMENT COMPANY BLANKET BOND
                   St. Paul Fire and Marine Insurance Company
                         St. Paul, Minnesota 55102-1396
             (A Stock Insurance Company, herein called Underwriter)

DECLARATIONS                                                  BOND NO. 490PB2463

Item 1.  Name of Insured (herein called Insured):
                The Gabelli Funds, et al

         Principal Address:
         One Corporate Center
         Rye, NY 10580

The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

Item 2.  Bond Period from 12:01 a.m. on 12/07/09 to 12:01 a.m. on 12/07/10 the effective date of the termination or cancellation of the bond, standard time at the Principal Address as to each of said dates.

Item 3.  Limit of Liability Subject to Sections 9, 10, and 12 hereof:

                                                                             Deductible
                                                        Limit of Liability     Amount
                                                        ------------------   ----------
Insuring Agreement A - FIDELITY                              $ 23,300,000       $     0
Insuring Agreement B - AUDIT EXPENSE                         $     50,000       $ 5,000
Insuring Agreement C - PREMISES                              $ 23,300,000       $     0
Insuring Agreement D - TRANSIT                               $ 23,300,000       $     0
Insuring Agreement E - FORGERY OR ALTERATION                 $ 23,300,000       $10,000
Insuring Agreement F - SECURITIES                            $ 23,300,000       $10,000
Insuring Agreement G - COUNTERFEIT CURRENCY                  $ 23,300,000       $10,000
Insuring Agreement H - STOP PAYMENT                          $     25,000       $ 5,000
Insuring Agreement I - UNCOLLECTIBLE ITEMS OF DEPOSIT        $     25,000       $ 5,000
Insuring Agreement J - COMPUTER SYSTEMS INSURING AGREEMENT   $ 23,300,000       $25,000
Insuring Agreement K - UAUTHORIZED                           $ 23,300,000       $ 5,000
Insuring Agreement L - TELEFACSIMILE INSURING AGREEMENT      $     25,000       $10,000
Insuring Agreement M - AUTOMATED PHONE SYSTEMS               $ 23,300,000       $10,000
Insuring Agreement N - VOICE INITIATED TRANSACTIONS          $ 23,300,000       $10,000

OPTIONAL COVERAGES ADDED BY RIDER:

If "Not Covered" is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

Item 4. Offices or Premises Covered - Offices acquired or established subsequent to theeffective date of this bond are covered according to the terms of GeneralAgreement A. All the Insured's offices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows: N/A

ICB001 Rev. 7/04

(C) 2004 The Travelers Companies, Inc.                               Page 1 of 2

Item 5. The liability of the Underwriter is subject to the terms of the following endorsements or riders attached hereto: Endorsements or Riders No. 1 through

      ICB010 Ed.07/04
      ICB011 Ed.07/04
      ICB012 Ed.07/04
      ICB013 Ed.07/04
      ICB014 Ed.
      ICB019 Ed.
      ICB016 Ed.07/04
      ICB026 Ed.07/04
      ICB057 Ed.04/05
      MEL2555 Ed.03/05
      MEL3281 Ed.05/05
      MEL7027 Ed.

Item 6. The Insured by the acceptance of this bond gives notice to the Underwriter terminating or canceling prior bonds or policy(ies) No.(s) 468PB1347 such termination or cancellation to be effective as of the time this bond becomes effective.

IN WITNESS WHEREOF, the Company has caused this bond to be signed by its President and Secretary and countersigned by a duly authorized representative of the Company.

Countersigned:                        ST. PAUL FIRE AND MARINE INSURANCE COMPANY

/S/BRUCE BACKBERG, SECRETARY

/S/BRIAN MACLEAN, PRESIDENT

(C) 2004 The Travelers Companies, Inc.                               Page 2 of 2

                   AUTHORIZED REPRESENTATIVE COUNTERSIGNED AT

                             COUNTERSIGNATURE DATE

The Underwriter, in consideration of an agreed premium, and subject to the Declarations made a part hereof, the General Agreements, Conditions and Limitations and other terms of this bond, agrees with the insured, in accordance with the Insuring Agreements hereof to which an amount of insurance is applicable as set forth in Item 3 of the Declarations and with respect to loss sustained by the Insured at any time but discovered during the Bond Period, to indemnify and hold harmless the Insured for:


                              INSURING AGREEMENTS

(A)  FIDELITY

     Loss resulting from any dishonest or fraudulent act(s), including Larceny or Embezzlement, committed by an Employee, committed anywhere and whether committed alone or in collusion with others, including loss of Property resulting from such acts of an Employee, which Property is held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

     Dishonest or fraudulent act(s) as used in this Insuring Agreement shall mean only dishonest or fraudulent act(s) committed by such Employee with the manifest intent:

     (a)  to cause the Insured to sustain such loss; and

     (b) to obtain financial benefit for the Employee, or for any other Person or organization intended by the Employee to receive such benefit, other than salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pensions or other employee benefits earned in the normal course of employment.

(B)  AUDIT EXPENSE

     Expense incurred by the Insured for that part of the costs of audits or examinations required by any governmental regulatory authority to be conducted either by such authority or by an independent accountant by reason of the discovery of loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement, of any of the Employees. The total liability of the Underwriter for such expense by reason of such acts of any Employee or in which such Employee is concerned or implicated or with respect to any one audit or examination is limited to the amount stated opposite Audit Expense in Item 3 of the Declarations; it being understood, however, that such expense shall be deemed to be a loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement, of one or more of the Employees, and the liability under this paragraph shall be in addition to the Limit of Liability stated in Insuring Agreement (A) in Item 3 of the Declarations.

(C)  ON PREMISES

     Loss of Property (occurring with or without negligence or violence) through robbery, burglary, Larceny, theft, holdup, or other fraudulent means, misplacement, mysterious unexplainable disappearance, damage thereto or destruction thereof, abstraction or removal from the possession, custody or control of the Insured, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is (or is supposed or believed by the Insured to be) lodged or deposited within any offices or premises located anywhere, except in an office listed in Item 4 of the Declarations or amendment thereof or in the mail or with a carrier for hire, other than an armored motor vehicle company, for the purpose of transportation.

                              Office and Equipment

(1) loss of or damage to furnishings, fixtures, stationery, supplies or equipment, within any of the Insured's offices covered under this bond caused by Larceny or theft in, or by burglary, robbery or hold-up of, such office, or attempt thereat, or by vandalism or malicious mischief; or

(2) loss through damage to any such office by Larceny or theft in, or by burglary, robbery or hold-up of, such office, or attempt thereat, or to the interior of any such office by vandalism or malicious mischief provided, in any event, that the Insured is the owner of such offices, furnishings, fixtures, stationery, supplies or equipment or is legally liable for such loss or damage always excepting, however, all loss or damage through fire.

(C) 2004 The St. Paul Travelers Companies, Inc. All Right Reserved

ICB005 Ed. 7-04                      1 of 12

(D)  IN TRANSIT

     Loss of Property (occurring with or without negligence or violence) through robbery, Larceny, theft, hold-up, misplacement, mysterious unexplainable disappearance, being lost or otherwise made away with, damage thereto or destruction thereof, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is in transit anywhere in the custody of any person or persons acting as messenger, except while in the mail or with a carrier for hire, other than an armored motor vehicle company, for the purpose of transportation, such transit to begin immediately upon receipt of such Property by the transporting person or persons, and to end immediately upon delivery thereof at destination.

(E)  FORGERY 0R ALTERATION

     Loss through Forgery or alteration of or on:

     (1) any bills of exchange, checks, drafts, acceptances, certificates of deposit, promissory notes, or other written promises, orders or directions to pay sums certain in money, due bills, money orders, warrants, orders upon public treasuries, letters of credit; or

     (2) other written instructions, advices or applications directed to the Insured, authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions, advices or applications purport to have been signed or endorsed by any:

          (a)  customer of the Insured, or

          (b) shareholder or subscriber to shares, whether certificated or uncertificated, of any Investment Company, or

          (c)  financial or banking institution or stockbroker,

          but which instructions, advices or applications either bear the forged signature or endorsement or have been altered without the knowledge and consent of such customer, shareholder or subscriber to shares, or financial or banking institution or stockbroker; or

     (3) withdrawal orders or receipts for the withdrawal of funds or Property, or receipts or certificates of deposit for Property and bearing the name of the Insured as issuer, or of another Investment Company for which the Insured acts as agent, excluding, however, any loss covered under Insuring Agreement (F) hereof whether or not coverage for Insuring Agreement (F) is provided for in the Declarations of this bond.

          Any check or draft (a) made payable to a fictitious payee and endorsed in the name of such fictitious payee or (b) procured in a transaction with the maker or drawer thereof or with one acting as an agent of such maker or drawer or anyone impersonating another and made or drawn payable to the one so impersonated and endorsed by anyone other than the one impersonated, shall be deemed to be forged as to such endorsement.

          Mechanically reproduced facsimile signatures are treated the same as handwritten signatures.

(F)  SECURITIES

     Loss sustained by the Insured, including loss sustained by reason of a violation of the constitution by-laws, rules or regulations of any Self Regulatory Organization of which the Insured is a member or which would have been imposed upon the Insured by the constitution, by-laws, rules or regulations of any Self Regulatory Organization if the Insured had been a member thereof,

     (1) through the Insured's having, in good faith and in the course of business, whether for its own account or for the account of others, in any representative, fiduciary, agency or any other capacity, either gratuitously or otherwise, purchased or otherwise acquired, accepted or received, or sold or delivered, or given any value, extended any credit or assumed any liability, on the faith of, or otherwise acted upon, any securities, documents or other written instruments which prove to have been:

          (a)  counterfeited, or

          (b) forged as to the signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent or registrar, acceptor, surety or guarantor or as to the signature of any person signing in any other capacity, or

          (c)  raised or otherwise altered, or lost, or stolen, or

     (2) through the Insured's having, in good faith and in the course of business, guaranteed in writing or witnessed any signatures whether for valuable consideration or not and whether or not such guaranteeing or witnessing is ultra vires the Insured, upon any transfers,

(C) 2004 The St. Paul Travelers Companies, Inc. All Right Reserved

ICB005 Ed. 7-04                      2 of 12
          assignments, bills of sale, powers of attorney, guarantees, endorsements or other obligations upon or in connection with any securities, documents or other written instruments and which pass or purport to pass title to such securities, documents or other written instruments; excluding losses caused by Forgery or alteration of, on or in those instruments covered under Insuring Agreement (E) hereof.

     Securities, documents or other written instruments shall be deemed to mean original (including original counterparts) negotiable or non-negotiable agreements which in and of themselves represent an equitable interest, ownership, or debt, including an assignment thereof, which instruments are, in the ordinary course of business, transferable by delivery of such agreements with any necessary endorsement or assignment.

     The word "counterfeited" as used in this Insuring Agreement shall be deemed to mean any security, document or other written instrument which is intended to deceive and to be taken for an original.

     Mechanically reproduced facsimile signatures are treated the same as handwritten signatures.

(G)  COUNTERFEIT CURRENCY

     Loss through the receipt by the Insured, in good faith, of any counterfeited money orders or altered paper currencies or coin of the United States of America or Canada issued or purporting to have been issued by the United States of America or Canada or issued pursuant to a United States of America or Canada statute for use as currency.

(H)  STOP PAYMENT

     Loss against any and all sums which the Insured shall become obligated to pay by reason of the liability imposed upon the Insured by law for damages:

     For having either complied with or failed to comply with any written notice of any customer, shareholder or subscriber of the Insured or any Authorized Representative of such customer, shareholder or subscriber to stop payment of any check or draft made or drawn by such customer, shareholder or subscriber or any Authorized Representative of such customer, shareholder or subscriber, or

     For having refused to pay any check or draft made or drawn by any customer, shareholder or subscriber of the Insured or any Authorized Representative of such customer, shareholder or subscriber.

(I)  UNCOLLECTIBLE ITEMS OF DEPOSIT

     Loss resulting from payments of dividends or fund shares, or withdrawals permitted from any customer's, shareholder's, or subscriber's account based upon Uncollectible Items of Deposit of a customer, shareholder or subscriber credited by the Insured or the Insured's agent to such customer's, shareholder's or subscriber's Mutual Fund Account; or loss resulting from an Item of Deposit processed through an Automated Clearing House which is reversed by the customer, shareholder or subscriber and deemed uncollectible by the Insured.

     Loss includes dividends and interest accrued not to exceed 15% of the Uncollectible Items which are deposited.

     This Insuring Agreement applies to all Mutual Funds with "exchange privileges" if all Fund(s) in the exchange program are insured by the Underwriter for Uncollectible Items of Deposit. Regardless of the number of transactions between Fund(s), the minimum number of days of deposit within the Fund(s) before withdrawal as declared in the Fund(s) prospectus shall begin from the date a deposit was first credited to any Insured Fund(s).

                               GENERAL AGREEMENTS

A.   ADDITIONAL OFFICES OR EMPLOYEES CONSOLIDATION OR MERGER - NOTICE

     (1) If the Insured shall, while this bond is in force, establish any additional office or offices, such offices shall be automatically covered hereunder from the dates of their establishment, respectively. No notice to the Underwriter of an increase during any premium period in the number of offices or in the number of Employees at any of the offices covered hereunder need be given and no additional premium need be paid for the remainder of such premium period.

     (2) If an Investment Company, named as Insured herein, shall, while this bond is in force, merge or consolidate with, or purchase the assets of another institution, coverage for such acquisition shall apply automatically from the date of acquisition. The Insured shall notify the Underwriter of such acquisition within 60 days of said date, and an additional premium shall be computed only if such acquisition involves additional offices or employees.


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B.   WARRANTY

     No statement made by or on behalf of the Insured, whether contained in the application or otherwise, shall be deemed to be a warranty of anything except that it is true to the best of the knowledge and belief of the person making the statement.

C.   COURT COSTS AND ATTORNEYS' FEES

     (Applicable to all Insuring Agreements or Coverages now or hereafter forming part of this bond)

     The Underwriter will indemnify the Insured against court costs and reasonable attorneys' fees incurred and paid by the Insured in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled, of any suit or legal proceeding brought against the Insured to enforce the Insured's liability or alleged liability on account of any loss, claim or damage which, if established against the Insured, would constitute a loss sustained by the Insured covered under the terms of this bond provided, however, that with respect to Insuring Agreement (A) this indemnity shall apply only in the event that:

     (1) an Employee admits to being guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement; or

     (2) an Employee is adjudicated to be guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement;

     (3) in the absence of (1) or (2) above an arbitration panel agrees, after a review of an agreed statement of facts, that an Employee would be found guilty of dishonesty if such Employee were prosecuted.

     The Insured shall promptly give notice to the Underwriter of any such suit or legal proceedings and at the request of the Underwriter shall furnish it with copies of all pleadings and other papers therein. At the Underwriter's election the Insured shall permit the Underwriter to conduct the defense of such suit or legal proceeding, in the Insured's name, through attorneys of the Underwriter's selection. In such event, the Insured shall give all reasonable information and assistance which the Underwriter shall deem necessary to the proper defense of such suit or legal proceeding.

     If the amount of the Insured's liability or alleged liability is greater than the amount recoverable under this bond, or if a Deductible Amount is applicable, or both, the liability of the Underwriter under this General Agreement is limited to the proportion of court costs and attorneys' fees incurred and paid by the Insured or by the Underwriter that the amount recoverable under this bond bears to the total of such amount plus the amount which is not so recoverable. Such indemnity shall be in addition to the Limit of Liability for the applicable Insuring Agreement or Coverage.

D.   FORMER EMPLOYEE

     Acts of an Employee, as defined in this bond, are covered under Insuring Agreement (A) only while the Employee is in the Insured's employ. Should loss involving a former Employee of the Insured be discovered subsequent to the termination of employment, coverage would still apply under Insuring Agreement (A) if the direct proximate cause of the loss occurred while the former Employee performed duties within the scope of his/her employment.

                  THE FOREGOING INSURING AGREEMENTS AND GENERAL
                    AGREEMENTS ARE SUBJECT TO THE FOLLOWING
                          CONDITIONS AND LIMITATIONS:

SECTION 1. DEFINITIONS

The following terms, as used in this bond have the respective meanings stated in this Section:

(a) "Employee" means:

     (1)  any of the Insured's officers, partners, or employees, and

     (2) any of the officers or employees of any predecessor of the Insured whose principal assets are acquired by the Insured by consolidation or merger with, or purchase of assets or capital stock of, such predecessor, and

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     (3)  attorneys retained by the insured to perform legal services for the insured and the employees of such attorneys while such attorneys or employees of such attorneys are performing such services for the insured, and

     (4) guest students pursuing their studies or duties in any of the insured's offices, and

     (5) directors or trustees of the Insured, the investment advisor, underwriter (distributor), transfer agent, or shareholder accounting record keeper, or administrator authorized by written agreement to keep financial and/or other required records, but only while performing acts coming within the scope of the usual duties of an officer or employee or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the property of the insured, and

     (6) any individual or individuals assigned to perform the usual duties of an employee within the premises of the insured, by contract, or by any agency furnishing temporary personnel on a contingent or part-time basis, and

     (7) each natural person, partnership or corporation authorized by written agreement with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured, but excluding any such processor who acts as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the Insured, unless included under sub-section (9) hereof, and

     (8) those persons so designated in section 15, Central Handling of securities, and

     (9)  any officer, partner, or Employee of:

               (a)  an investment advisor,

               (b)  an underwriter (distributor),

               (c)  a transfer agent or shareholder accounting record-keeper, or

               (d) an administrator authorized by written agreement to keep financial and/or other required records,

     for an Investment Company named as insured while performing acts coming within the scope of the usual duties of an officer or Employee of any investment company named as Insured herein, or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of any such Investment Company, provided that only Employees or partners of a transfer agent, shareholder accounting record-keeper or administrator which is an affiliated person, as defined in the Investment Company act of 1940, of an Investment Company named as Insured or is an affiliated person of the advisor, underwriter or administrator of such Investment Company, and which is not a bank, shall be included within the definition of Employee.

     Each employer of temporary personnel or processors as set forth in sub-sections (6) and (7) of Section 1(a) and their partners, officers and employees shall collectively be deemed to be one person for all the purposes of this bond, excepting, however, the last paragraph of section 13.

     Brokers, or other agents under contract or representatives of the same general character shall not be considered Employees.

     (b) "Property" means money (i.E. Currency, coin, bank notes, Federal Reserve notes), postage and revenue stamps, U.S. Savings Stamps, bullion, precious metals of all kinds and in any form and articles made therefrom, jewelry, watches, necklaces, bracelets, gems, precious and semi-precious stones, bonds, securities, evidences of debts, debentures, scrip, certificates, interim receipts, warrants, rights, puts, calls, straddles, spreads, transfers, coupons, drafts, bills of exchange, acceptances, notes, checks, withdrawal orders, money orders, warehouse receipts, bills of lading, conditional sales contracts, abstracts of title, insurance policies, deeds, mortgages under real estate and/or chattels and upon interests therein, and assignments of such policies, mortgages and instruments, and other valuable papers, including books of account and other records used by the Insured in the conduct of its business, and all other instruments similar to or in the nature of the foregoing including Electronic Representations of such instruments enumerated above (but excluding all data processing records) in which the Insured has an interest or in which the Insured acquired or should have acquired an interest by reason of a predecessor's declared financial condition at the time of the Insured's consolidation or merger with, or purchase of the principal assets of, such predecessor or which are held by the insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the insured is liable therefor.

     (c) "Forgery" means the signing of the name of another with intent to deceive; it does not include the signing of one's own name with or without authority, in any capacity, for any purpose.

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     (d)  "Larceny and Embezzlement" as it applies to any named insured means those acts as set forth in Section 37 of the Investment Company act of 1940.

     (e) "Items of Deposit" means any one or more checks and drafts. Items of Deposit shall not be deemed uncollectible until the insured's collection procedures have failed.

SECTION 2. EXCLUSIONS THIS BOND, DOES NOT COVER:

     (a) loss effected directly or indirectly by means of forgery or alteration of, on or in any instrument, except when covered by Insuring Agreement
          (A), (E), (F) or (G).

     (b) loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (D), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit.

     (c) loss, in time of peace or war, directly or indirectly caused by or resulting from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy.

     (d) loss resulting from any wrongful act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known unless such person is also an Employee or an elected official, partial owner or partner of the Insured in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body.

     (e) loss resulting from the complete or partial non-payment of, or default upon, any loan or transaction in the nature of, or amounting to, a loan made by or obtained from the Insured or any of its partners, directors or Employees, whether authorized or unauthorized and whether procured in good faith or through trick, artifice fraud or false pretenses, unless such loss is covered under Insuring Agreement (A),
          (E) or (F).

     (f)  loss resulting from any violation by the insured or by any Employee:

          (1) of law regulating (a) the issuance, purchase or sale of securities, (b) securities transactions upon Security Exchanges or over the counter market, (c) Investment Companies, or (d) Investment Advisors, or

          (2)  of any rule or regulation made pursuant to any such law.

          unless such loss, in the absence of such laws, rules or regulations, would be covered under Insuring Agreements (A) or (E).

     (g) loss of Property or loss of privileges through the misplacement or loss of Property as set forth in Insuring Agreement (C) or (D) while the Property is in the custody of any armored motor vehicle company, unless such loss shall be in excess of the amount recovered or received by the Insured under (a) the insured's contract with said armored motor vehicle company, (b) insurance carried by said armored motor vehicle company for the benefit of users of its service, and (c) all other insurance and indemnity in force in whatsoever form carried by or for the benefit of users of said armored motor vehicle company's service, and then this bond shall cover only such excess.

     (h) potential income, including but not limited to interest and dividends, not realized by the Insured because of a loss covered under this bond, except as included under Insuring Agreement (I).

     (i) all damages of any type for which the Insured is legally liable, except direct compensatory damages arising from a loss covered under this bond.

     (j) loss through the surrender of Property away from an office of the Insured as a result of a threat:

          (1) to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat, or

          (2) to do damage to the premises or Property of the Insured, except when covered under Insuring Agreement (A).

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     (k)  all costs, fees and other expenses incurred by the Insured in establishing the existence of or amount of loss covered under this bond unless such indemnity is provided for under Insuring Agreement
          (B).

     (l) loss resulting from payments made or withdrawals from the account of a customer of the Insured, shareholder or subscriber to shares involving funds erroneously credited to such account, unless such payments are made to or withdrawn by such depositors or representative of such person, who is within the premises of the drawee bank of the insured or within the office of the Insured at the time of such payment or withdrawal or unless such payment is covered under insuring agreement
          (A).

     (m) any loss resulting from Uncollectible Items of Deposit which are drawn from a financial institution outside the fifty states of the United States of America, District of Columbia, and territories and possessions of the United States of America, and Canada.

SECTION 3. ASSIGNMENT OF RIGHTS

This bond does not afford coverage in favor of any Employers of Temporary personnel or of processors as set forth in sub-sections (6) and (7) of Section 1(a) of this bond, as aforesaid, and upon payment to the Insured by the Underwriter on account of any loss through dishonest or fraudulent act(s) including larceny or Embezzlement committed by any of the partners, officers or employees of such Employers, whether acting alone or in collusion with others, an assignment of such of the Insured's rights and causes of action as it may have against such Employers by reason of such acts so committed shall, to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights herein provided for.

SECTION 4. LOSS -NOTICE -PROOF LEGAL PROCEEDINGS

This bond is for the use and benefit only of the Insured named in the Declarations and the Underwriter shall not be liable hereunder for loss sustained by anyone other than the insured unless the Insured, in its sole discretion and at its option, shall include such loss in the Insured's proof of loss. at the earliest practicable moment after discovery of any loss hereunder the insured shall give the Underwriter written notice thereof and shall also within six months after such discovery furnish to the underwriter affirmative proof of loss with full particulars. if claim is made under this bond for loss of securities or shares, the Underwriter shall not be liable unless each of such securities or shares is identified in such proof of loss by a certificate or bond number or, where such securities or shares are uncertificated, by such identification means as agreed to by the Underwriter. the Underwriter shall have thirty days after notice and proof of loss within which to investigate the claim, but where the loss is clear and undisputed, settlement shall be made within forty-eight hours; and this shall apply notwithstanding the loss is made up wholly or in part of securities of which duplicates may be obtained. Legal proceedings for recovery of any loss hereunder shall not be brought prior to the expiration of sixty days after such proof of loss is filed with the Underwriter nor after the expiration of twenty-four months from the discovery of such loss, except that any action or proceedings to recover hereunder on account of any judgment against the Insured in any suit mentioned in General Agreement C or to recover attorneys' fees paid in any such suit, shall be begun within twenty-four months from the date upon which the judgment in such suit shall become final. If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to be equal to the minimum period of limitation permitted by such law.

     Discovery occurs when the Insured:

     (a)  becomes aware of facts, or

     (b) receives written notice of an actual or potential claim by a third party which alleges that the insured is liable under circumstances,

which would cause a reasonable person to assume that a loss covered by the bond has been or will be incurred even though the exact amount or details of loss may not be then known.

SECTION 5. VALUATION OF PROPERTY

The value of any Property, except books of accounts or other records used by the Insured in the conduct of its business, for the loss of which a claim shall be made hereunder, shall be determined by the average market value of such Propert on the business day next preceding the discovery of such loss; provided, however, that the value of any Property replaced by the Insured prior to the payment of claim therefor shall be the actual market value at the time of replacement; and further provided that in case of a loss or misplacement of interim certificates, warrants, rights, or other securities, the production of which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value thereof shall be the market value of such privileges

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immediately preceding the expiration thereof if said loss or misplacement is not discovered until after their expiration. if no market price is quoted for such property or for such privileges, the value shall be fixed by agreement between the parties or by arbitration.

In case of any loss or damage to Property consisting of books of accounts or other records used by the Insured in the conduct of its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

SECTION 6. VALUATION OF PREMISES AND FURNISHINGS

In case of damage to any office of the Insured, or loss of or damage to the furnishings, fixtures, stationery, supplies, equipment, safes or vaults therein, the Underwriter shall not be liable for more than the actual cash value thereof, or for more than the actual cost of their replacement or repair. the Underwriter may, at its election, pay such actual cash value or make such replacement or repair. If the Underwriter and the insured cannot agree upon such cash value or such cost of replacement or repair, such shall be determined by arbitration.

SECTION 7. LOST SECURITIES

If the Insured shall sustain a loss of securities the total value of which is in excess of the limit stated in Item 3 of the Declarations of this bond, the liability of the Underwriter shall be limited to payment for, or duplication of, securities having value equal to the limit stated in Item 3 of the Declarations of this bond.

If the Underwriter shall make payment to the Insured for any loss of securities, the Insured shall thereupon assign to the Inderwriter all of the Insured's rights, title and interest in and to said securities.

With respect to securities the value of which do not exceed the Deductible Amount (at the time of the discovery of the loss) and for which the Underwriter may at its sole discretion and option and at the request of the Insured issue a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured will pay the usual premium charged therefor and will indemnify the Underwriter against all loss or expense that the Underwriter may sustain because of the issuance of such Lost Instrument Bond or Bonds.

With respect to securities the value of which exceeds the Deductible Amount (at the time of discovery of the loss) and for which the Underwriter may issue or arrange for the issuance of a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured agrees that it will pay as premium therefor a proportion of the usual premium charged therefor, said proportion being equal to the percentage that the Deductible Amount bears to the value of the securities upon discovery of the loss, and that it will indemnify the issuer of said Lost Instrument Bond or Bonds against all loss and expense that is not recoverable from the Underwriter under the terms and conditions of this Investment Company Blanket Bond subject to the Limit of Liability hereunder.

SECTION 8. SALVAGE

In case of recovery, whether made by the insured or by the Underwriter, on account of any loss in excess of the Limit of Liability hereunder plus the Deductible Amount applicable to such loss, from any source other than suretyship, insurance, reinsurance, security or indemnity taken by or for the benefit of the Underwriter, the net amount of such recovery, less the actual costs and expenses of making same, shall be applied to reimburse the insured in full for the excess portion of such loss, and the remainder, if any, shall be paid first in reimbursement of the Underwriter and thereafter in reimbursement of the Insured for that part of such loss within the Deductible Amount. The Insured shall execute all necessary papers to secure to the Underwriter the rights provided for herein.

SECTION 9. NON-REDUCTION AND NONACCUMULATION OF LIABILITY AND TOTAL LIABILITY

At all times prior to termination hereof, this bond shall continue in force for the limit stated in the applicable sections of Item 3 of the Declarations of this bond notwithstanding any previous loss for which the Underwriter may have paid or be liable to pay hereunder; PROVIDED, however, that regardless of the number of years this bond shall continue in force and the number or premiums which shall be payable or paid, the liability of the Underwriter under this bond with respect to all loss resulting from:

     (a) any one act of burglary, robbery or holdup, or attempt thereat, in which no Partner or Employee is concerned or implicated shall be deemed to be one loss, or

     (b) any one unintentional or negligent act on the part of any other person resulting in damage to or destruction or misplacement of Property, shall be deemed to be one loss, or

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     (c)  all wrongful acts, other than those specified in (a) above, of any one person shall be deemed to be one loss, or

     (d) all wrongful acts, other than those specified in (a) above, of one or more persons (which dishonest act(s) or act(s) of Larceny or Embezzlement include, but are not limited to, the failure of an Employee to report such acts of others) whose dishonest act or acts intentionally or unintentionally, knowingly or unknowingly, directly or indirectly, aid or aids in any way, or permits the continuation of, the dishonest act or acts of any other person or persons shall be deemed to be one loss with the act or acts of the persons aided, or

     (e) any one casualty or event other than those specified in (a), (b), (c) or (d) preceding, shall be deemed to be one loss, and shall be limited to the applicable limit of liability stated in Item 3 of the Declarations of this bond irrespective of the total amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period.

Sub-section (c) is not applicable to any situation to which the language of sub-section (d) applies.

SECTION 10. LIMIT OF LIABILITY

With respect to any loss set forth in the PROVIDED clause of Section 9 of this bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or cancelled or allowed to expire and in which the period of discovery has not expired at the time any such loss thereunder is discovered, the total liability of the underwriter under this bond and under other bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.

SECTION 11. OTHER INSURANCE

If the Insured shall hold, as indemnity against any loss covered hereunder, any valid and enforceable insurance or suretyship, the Underwriter shall be liable hereunder only for such amount of such loss which is in excess of the amount of such other insurance or suretyship, not exceeding, however, the Limit of Liability of this bond applicable to such loss.

SECTION 12. DEDUCTIBLE

The Underwriter shall not be liable under any of the Insuring Agreements of this bond on account of loss as specified, respectively, in sub-sections (a), (b),
(c), (d) and (e) of Section 9, NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITy, unless the amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the Insured, other than from any bond or policy of insurance issued by an insurance company and covering such loss, or by the Underwriter on account thereof prior to payment by the Underwriter of such loss, shall exceed the Deductible Amount set forth in Item 3 of the Declarations hereof (herein called Deductible amount), and then for such excess only, but in no event for more than the applicable Limit of Liability stated in Item 3 of the Declarations.

The Insured will bear, in addition to the Deductible Amount, premiums on Lost Instrument Bonds as set forth in Section 7.

There shall be no deductible applicable to any loss under Insuring Agreement A sustained by any Investment Company named as Insured Herein.

SECTION 13. TERMINATION

The Underwriter may terminate this bond as an entirety by furnishing written notice specifying the termination date, which cannot be prior to 60 days after the receipt of such written notice by each Investment Company named as Insured and the Securities and Exchange Commission, Washington, D.C. The Insured may terminate this bond as an entirety by furnishing written notice to the Underwriter. When the insured cancels, the Insured shall furnish written notice to the Securities and Exchange Commission, Washington, D.C., prior to 60 days before the effective date of the termination. The Underwriter shall notify all other Investment Companies named as Insured of the receipt of such termination notice and the termination cannot be effective prior to 60 days after receipt of written notice by all other investment Companies. Premiums are earned until the termination date as set forth herein.

This Bond will terminate as to any one Insured immediately upon taking over of such insured by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured, or immediately upon such Insured ceasing to exist, whether through merger into another entity, or by disposition of all of its assets.

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The Underwriter shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the Insured or pro rata if terminated for any other reason.

     This bond shall terminate:

     (a) as to any Employee as soon as any partner, officer or supervisory Employee of the Insured, who is not in collusion with such Employee, shall learn of any dishonest or fraudulent act(s), including Larceny or Embezzlement on the part of such Employee without prejudice to the loss of any Property then in transit in the custody of such Employee (see Section 16(d)), or

     (b) as to any Employee 60 days after receipt by each Insured and by the Securities and Exchange Commission of a written notice from the Underwriter of its desire to terminate this bond as to such employee, or

     (c) as to any person, who is a partner, officer or employee of any Electronic Data Processor covered under this bond, from and after the time that the Insured or any partner or officer thereof not in collusion with such person shall have knowledge or information that such person has committed any dishonest or fraudulent act(s), including Larceny or Embezzlement in the service of the Insured or otherwise, whether such act be committed before or after the time this bond is effective.

SECTION 14. RIGHTS AFTER TERMINATION OR CANCELLATION

At any time prior to the termination or cancellation of this bond as an entirety, whether by the Insured or the Underwriter, the Insured may give the Underwriter notice that it desires under this bond an additional period of 12 months within which to discover loss sustained by the insured prior to the effective date of such termination or cancellation and shall pay an additional premium therefor.

Upon receipt of such notice from the Insured, the Underwriter shall give its written consent thereto; provided, however, that such additional period of time shall terminate immediately:

     (a) on the effective date of any other insurance obtained by the Insured, its successor in business or any other party, replacing in whole or in part the insurance afforded by this bond, whether or not such other insurance provides coverage for loss sustained prior to its effective date, or

     (b) upon takeover of the Insured's business by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed for this purpose without the necessity of the Underwriter giving notice of such termination. In the event that such additional period of time is terminated, as provided above, the Underwriter shall refund any unearned premium.

The right to purchase such additional period for the discovery of loss may not be exercised by any State or Federal official or agency, or by a receiver or liquidator, acting or appointed to take over the Insured's business for the operation or for the liquidation thereof or for any purpose.

SECTION 15. CENTRAL HANDLING OF SECURITIES

Securities included in the system for the central handling of securities established and maintained by Depository Trust Company, Midwest Depository Trust Company, Pacific Securities Depository Trust Company, and Philadelphia Depository Trust Company, hereinafter called Corporations, to the extent of the Insured's interest therein as effected by the making of appropriate entries on the books and records of such Corporations shall be deemed to be Property.

The words "Employee" and 'Employees" shall be deemed to include the officers, partners, clerks and other employees of the New York Stock Exchange, Boston Stock Exchange, Midwest Stock Exchange, Pacific Stock Exchange and Philadelphia Stock Exchange, hereinafter called Exchanges, and of the above named Corporations, and of any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and any employee or any recognized service company, while such officers, partners, clerks and other employees and employees of service companies perform services for such Corporations in the operation of such systems. For the purpose of the above definition a recognized service company shall be any company providing clerks or other personnel to the said Exchanges or Corporations on a contract basis.

The underwriter shall not be liable on account of any loss(es) in connection with the central handling of securities within the systems established and maintained by such Corporations, unless such loss(es) shall be in excess of the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations against such loss(es), and then the Underwriter shall be liable hereunder

(C) 2004 The St. Paul Travelers Companies, Inc. All Right Reserved

ICB005 Ed. 7-04                      10 of 12
only for the Insured's share of such excess loss(es), but in no event for more than the Limit of Liability applicable hereunder.

For the purpose of determining the Insured's share of excess loss(es) it shall be deemed that the Insured has an interest in any certificate representing any security included within such systems equivalent to the interest the Insured then has in all certificates representing the same security included within such systems and that such Corporations shall use their best judgment in apportioning the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations against such loss(es) in connection with the central handling of securities within such systems among all those having an interest as recorded by appropriate entries in the books and records of such Corporations in Property involved in such loss(es) on the basis that each such interest shall share in the amount(s) so recoverable or recovered in the ratio that the value of each such interest bears to the total value all such interests and that the Insured's share of such excess loss(es) shall be the amount of the Insured's interest in such Property in excess of the amount(s) so apportioned to the Insured by such Corporations.

This bond does not afford coverage in favor of such Corporations or Exchanges or any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and upon payment to the Insured by the Underwriter on account of any loss(es) within the systems, an assignment of such of the Insured's rights and causes of action as it may have against such Corporations or Exchanges shall to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure the Underwriter the rights provided for herein.

SECTION 16. ADDITIONAL COMPANIES INCLUDED AS INSURED

If more than one corporation, co-partnership or person or any combination of them be included as the insured herein:

     (a) the total liability of the Underwriter hereunder for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the Underwriter would be liable hereunder if all such loss were sustained by any one of them;

     (b) the one first named herein shall be deemed authorized to make, adjust and receive and enforce payment of all claims hereunder and shall be deemed to be the agent of the others for such purposes and for the giving or receiving of any notice required or permitted to be given by the terms hereof, provided that the Underwriter shall furnish each named Investment Company with a copy of the bond and with any amendment thereto, together with a copy of each formal filing of the settlement of each such claim prior to the execution of such settlement;

     (c) the Underwriter shall not be responsible for the proper application of any payment made hereunder to said first named insured;

     (d) knowledge possessed or discovery made by any partner, officer of supervisory Employee of any insured shall for the purposes of Section 4 and Section 13 of this bond constitute knowledge or discovery by all the Insured; and

     (e) if the first named Insured ceases for any reason to be covered under this bond, then the Insured next named shall thereafter be considered as the first, named Insured for the purposes of this bond.

SECTION 17. NOTICE AND CHANGE OF CONTROL

Upon the Insured obtaining knowledge of a transfer of its outstanding voting securities which results in a change in control (as set forth in Section 2(a)
(9) of the Investment Company Act of 1940) of the Insured, the Insured shall within thirty (30) days of such knowledge give written notice to the Underwriter setting forth:

     (a) the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are requested in another name), and

     (b) the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

     (c)  the total number of outstanding voting securities.

As used in this section, control means the power to exercise a controlling influence over the management or policies of the Insured.

Failing to give the required notice shall result in termination of coverage of this bond, effective upon the date of stock transfer for any loss in which any transferee is concerned or implicated.

Such notice is not required to be given in the case of an insured which is an Investment Company.

(C) 2004 The St. Paul Travelers Companies, Inc. All Right Reserved

ICB005 Ed. 7-04                     11 of 12

SECTION 18. CHANGE OR MODIFICATION

This bond or any instrument amending or effecting same may not be changed or modified orally. No changes in or modification thereof shall be effective unless made by written endorsement issued to form a part hereof over the signature of the Underwriter's Authorized Representative. When a bond covers only one Investment Company no change or modification which would adversely affect the rights of the Investment Company shall be effective prior to 60 days after written notification has been furnished to the Securities and Exchange Commission, Washington, D.C., by the Insured or by the Underwriter. If more than one Investment Company is named as the Insured herein, the Underwriter shall give written notice to each Investment Company and to the Securities and Exchange Commission, Washington, D.C., not less than 60 days prior to the effective date of any change or modification which would adversely affect the rights of such Investment Company.

(C) 2004 The St. Paul Travelers Companies, Inc. All Right Reserved

ICB005 Ed. 7-04                     12 of 12

                            ENDORSEMENT OR RIDER NO.
         THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

     The following spaces preceded by an (*) need not be completed if this endorsement or rider and the bond or policy have the same inception date.

The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

 ATTACHED TO AND FORMING           DATE ENDORSEMENT OR             * EFFECTIVE DATE OF ENDORSEMENT OR RIDER
PART OF BOND OR POLICY NO.            RIDER EXECUTED                    12:01 A.M. STANDARD TIME AS
                                                                      SPECIFIED IN THE BOND OR POLICY
         490PB2463                       12/30/09                                  12/07/09

* ISSUED TO

THE GABELLI FUNDS, ET AL

                           Named Insured Endorsement

It is agreed that:

1. From and after the time this rider becomes effective the Insured under the attached bond are:

     The Gabelli ABC Fund
     The Gabelli Asset Fund
     The Gabelli Blue Chip Value Fund
     The Gabelli Capital Asset Fund
     Comstock Funds
     Comstock Capital Value Fund
     Comstock Strategy Fund
     Gabelli Enterprise Mergers and Acquisitions Fund
     Gabelli Equity Series Fund
     The Gabelli Equity Income Fund
     The Gabelli Small Cap Growth Fund
     The Gabelli Woodland Small Cap Value Fund
     The GAMCO Global Series Funds
     The GAMCO Global Convertible Securities Fund
     The GAMCO Global Growth Fund
     The GAMCO Global Opportunity Fund

2. The first named Insured shall act for itself and for each and all of the Insured for all the purposes of the attached bond.

3. Knowledge possessed or discovery made by any Insured or by any partner or officer thereof shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured.

4. If, prior to the termination of the attached bond in its entirety, the attached bond is terminated as to any Insured, there shall be no liability for any loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.

5. The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by any one of the Insured. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.

6. If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all the purposes of the attached bond.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

                                       By

                                     INSURED


(C) 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved

                           Authorized Representative

ICB010 Ed. 7-04                   Page 1 of 1

                            ENDORSEMENT OR RIDER NO.
         THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

     The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

 ATTACHED TO AND FORMING           DATE ENDORSEMENT OR             * EFFECTIVE DATE OF ENDORSEMENT OR RIDER
PART OF BOND OR POLICY NO.            RIDER EXECUTED                    12:01 A.M. STANDARD TIME AS
                                                                      SPECIFIED IN THE BOND OR POLICY
         490PB2463                       12/30/09                                  12/07/09

* ISSUED TO

The Gabelli Funds, et al

                           Named Insured Endorsement

It is agreed that:

1. From and after the time this rider becomes effective the Insured under the attached bond are:

     The GAMCO Global Telecommunications Fund
     GAMCO Gold Fund, Inc.
     The GAMCO Growth Fund
     GAMCO International Growth Fund, Inc.
     The GAMCO Mathers Fund
     Gabelli SRI Green Fund, Inc.
     The Gabelli U.S. Treasury Money Market Fund
     The Gabelli Utilities Fund
     The Gabelli Value Fund, Inc.
     GAMCO Westwood Funds
     GAMCO Westwood Balanced Fund
     GAMCO Westwood Equity Fund
     GAMCO Westwood Income Fund
     GAMCO Westwood Intermediate Bond Fund
     GAMCO Westwood Mighty Mites Fund
     GAMCO Westwood SmallCap Equity Fund

2. The first named Insured shall act for itself and for each and all of the Insured for all the purposes of the attached bond.

3. Knowledge possessed or discovery made by any Insured or by any partner or officer thereof shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured.

4. If, prior to the termination of the attached bond in its entirety, the attached bond is terminated as to any Insured, there shall be no liability for any loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.

5. The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by any one of the Insured. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.

6. If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all the purposes of the attached bond.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

                                       By

                                     INSURED

(C) 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved

                            Authorized Representative

ICB010 Ed. 7-04                    Page 1 of 1

                            ENDORSEMENT OR RIDER NO.
         THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

     The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

     The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

 ATTACHED TO AND FORMING           DATE ENDORSEMENT OR             * EFFECTIVE DATE OF ENDORSEMENT OR RIDER
PART OF BOND OR POLICY NO.            RIDER EXECUTED                    12:01 A.M. STANDARD TIME AS
                                                                      SPECIFIED IN THE BOND OR POLICY
         490PB2463                       12/30/09                                  12/07/09

* ISSUED TO

The Gabelli Funds, et al

                           Named Insured Endorsement

It is agreed that:

1. From and after the time this rider becomes effective the Insured under the attached bond are:

     The Gabelli Convertible & Income Securities Fund, Inc.
     The Gabelli Dividend & Income Trust
     The Gabelli Equity Trust Inc.
     The Gabelli Global Deal Fund
     The Gabelli Global Gold, Natural Resources & Income Trust
     The Gabelli Global Mutlimedia Trust Inc.
     The Gabelli Healthcare & Wellness Rx Trust
     The Gabelli Utility Trust

2. The first named Insured shall act for itself and for each and all of the Insured for all the purposes of the attached bond.

3. Knowledge possessed or discovery made by any Insured or by any partner or officer thereof shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured.

4. If, prior to the termination of the attached bond in its entirety, the attached bond is terminated as to any Insured, there shall be no liability for any loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.

5. The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by any one of the Insured. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.

6. If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all the purposes of the attached bond.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

                                       By

                                     INSURED

(C) 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved

                            Authorized Representative

ICB010 Ed. 7-04                   Page 1 of 1

     The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date. The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

 ATTACHED TO AND FORMING           DATE ENDORSEMENT OR             * EFFECTIVE DATE OF ENDORSEMENT OR RIDER
PART OF BOND OR POLICY NO.            RIDER EXECUTED                    12:01 A.M. STANDARD TIME AS
                                                                      SPECIFIED IN THE BOND OR POLICY
         490PB2463                       12/30/09                                  12/07/09

* ISSUED TO

The Gabelli Funds, et al

                                Computer Systems

It is agreed that:

1. The attached bond is amended by adding an additional Insuring Agreement as follows:

                     INSURING AGREEMENT J COMPUTER SYSTEMS

     Loss resulting directly from a fraudulent

     (1)  entry of data into, or

     (2) change of data elements or program within a Computer System listed in the SCHEDULE below, provided the fraudulent entry or change causes

          (a)  Property to be transferred, paid or delivered,

          (b) an account of the Insured, or of its customer, to be added, deleted, debited or credited, or

          (c) an unauthorized account or a fictitious account to be debited or credited, and provided further, the fraudulent entry or change is made or caused by an individual acting with the manifest intent to

               (i)  cause the Insured to sustain a loss, and

               (ii) obtain financial benefit for that individual or for other persons intended by that individual to receive financial benefit.

                                    SCHEDULE

All systems utilized by the Insured

2.   As used in this Rider, Computer System means

          (a) computers with related peripheral components, including storage components, wherever located,

          (b)  systems and applications software,

          (c)  terminal devices, and

          (d)  related communication networks

     by which data are electronically collected, transmitted, processed, stored and retrieved.

3. In addition to the exclusions in the attached bond, the following exclusions are applicable to this Insuring Agreement:

          (a) loss resulting directly or indirectly from the theft of confidential information, material or data; and

(C) 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved

ICB011 Ed. 7-04                   Page 1 of 2

          (b) loss resulting directly or indirectly from entries or changes made by an individual authorized to have access to a Computer System who acts in good faith on instructions, unless such instructions are given to that individual by a software contractor (or by a partner, officer or employee thereof) authorized by the Insured to design, develop, prepare, supply, service, write or implement programs for the Insured's Computer System.

4.   The following portions of the attached bond are not applicable to this
     Rider:

          (a) the portion preceding the Insuring Agreements which reads "at any time but discovered during the Bond Period";

          (b) Section 9 NONREDUCTION AND NON-ACCUMULATION OF LIABILITY of the Conditions and Limitations; and

          (c)  Section 10 LIMIT OF LIABILITY of the Conditions and Limitations.


5. The coverage afforded by this Rider applies only to loss discovered by the Insured during the period this Rider is in force.

6. All loss or series of losses involving the fraudulent activity of one individual, or involving fraudulent activity, in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as one loss. A series of losses involving unidentified individuals but arising from the same method of operation may be deemed by the Underwriter to involve the same individual and in that event shall be treated as one loss.

7. The Limit of Liability for the coverage provided by this Rider shall be Twenty Three Million Three Hundred Thousand

Dollars ($23,300,000 ), it being understood, however, that such liability shall be a part of and not in addition to the Limit of Liability stated in Item 3 of the Declarations of the attached bond or any amendment thereof.

8. The Underwriter shall be liable hereunder for the amount by which one loss exceeds the Deductible Amount applicable to the attached bond, but not in excess of the Limit of Liability stated above.

9. If any loss is covered under this Insuring Agreement and any other Insuring Agreement or Coverage, the maximum amount payable for such loss shall not exceed the largest amount available under any one Insuring Agreement or Coverage.

10. Coverage under this Rider shall terminate upon termination or cancellation of the bond to which this Rider is attached. Coverage under this Rider may also be terminated or canceled without canceling the bond as an entirety

     (a) 60 days after receipt by the Insured of written notice from the Underwriter of its desire to terminate or cancel coverage under this Rider, or

     (b) immediately upon receipt by the Underwriter of a written request from the Insured to terminate or cancel coverage under this Rider.

The Underwriter shall refund to the Insured the unearned premium for the coverage under this Rider. The refund shall be computed at short rates if this Rider be terminated or canceled or reduced by notice from, or at the instance of, the Insured.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

                                       By

                           Authorized Representative

                                    INSURED

(C) 2004 The St. Paul Travelers Companies, Inc. All Right Reserved

ICB011 Ed. 7-04                   Page 2 of 2

     The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

     The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

 ATTACHED TO AND FORMING           DATE ENDORSEMENT OR             * EFFECTIVE DATE OF ENDORSEMENT OR RIDER
PART OF BOND OR POLICY NO.            RIDER EXECUTED                    12:01 A.M. STANDARD TIME AS
                                                                      SPECIFIED IN THE BOND OR POLICY
         490PB2463                       12/30/09                                  12/07/09

* ISSUED TO

The Gabelli Funds, et al

                            Unauthorized Signatures

It is agreed that:

1. The attached bond is amended by inserting an additional Insuring Agreement as follows:

     INSURING AGREEMENT K UNAUTHORIZED SIGNATURE

     (A) Loss resulting directly from the Insured having accepted, paid or cashed any check or withdrawal order, draft, made or drawn on a customer's account which bears the signature or endorsement of one other than a person whose name and signature is on the application on file with the Insured as a signatory on such account.

     (B) It shall be a condition precedent to the Insured's right of recovery under this Rider that the Insured shall have on file signatures of all persons who are authorized signatories on such account.

2. The total liability of the Underwriter under Insuring Agreement K is limited to the sum of Twenty-Five Thousand Dollars ($25,000 ), it being understood, however, that such liability shall be part of and not in addition to the Limit of Liability stated in Item 3 of the Declarations of the attached bond or amendment thereof.

3. With respect to coverage afforded under this Rider, the Deductible Amount shall be Five Thousand Dollars ($5,000 ).

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.


                                       By

                           Authorized Representative

                                    INSURED

(C) 2004 The St. Paul Travelers Companies, Inc. All Right Reserved

ICB012 Ed. 7-04

     The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date. The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

 ATTACHED TO AND FORMING           DATE ENDORSEMENT OR             * EFFECTIVE DATE OF ENDORSEMENT OR RIDER
PART OF BOND OR POLICY NO.            RIDER EXECUTED                    12:01 A.M. STANDARD TIME AS
                                                                      SPECIFIED IN THE BOND OR POLICY
         490PB2463                       12/30/09                                  12/07/09

* ISSUED TO

The Gabelli Funds, et al

                           Telefacsimile Transactions

It is agreed that:

1. The attached Bond is amended by adding an additional Insuring Agreement as follows:

     INSURING AGREEMENT L TELEFACSIMILE TRANSACTIONS

     Loss caused by a Telefacsimile Transaction, where the request for such Telefacsimile Transaction is unauthorized or fraudulent and is made with the manifest intent to deceive; provided, that the entity which receives such request generally maintains and follows during the Bond Period all Designated Fax Procedures with respect to Telefacsimile Transactions. The isolated failure of such entity to maintain and follow a particular Designated Fax Procedure in a particular instance will not preclude coverage under this Insuring Agreement, subject to the exclusions herein and in the Bond.

2. Definitions. The following terms used in this Insuring Agreement shall have the following meanings:

     a. "Telefacsimile System" means a system of transmitting and reproducing fixed graphic material (as, for example, printing) by means of signals transmitted over telephone lines.

     b. "Telefacsimile Transaction" means any Fax Redemption, Fax Election, Fax Exchange, or Fax Purchase.

     c. "Fax Redemption" means any redemption of shares issued by an Investment Company which is requested through a Telefacsimile System.

     d. "Fax Election" means any election concerning dividend options available to Fund shareholders which is requested through a Telefacsimile System.

     e. "Fax Exchange" means any exchange of shares in a registered account of one Fund into shares in an identically registered account of another Fund in the same complex pursuant to exchange privileges of the two Funds, which exchange is requested through a Telefacsimile System.

     f. "Fax Purchase" means any purchase of shares issued by an Investment Company which is requested through a Telefacsimile System.

     g.   "Designated Fax Procedures" means the following procedures:

          (1) Retention: All Telefacsimile Transaction requests shall be retained for at least six (6) months. Requests shall be capable of being retrieved and produced in legible form within a reasonable time after retrieval is requested.

          (2) Identity Test: The identity of the sender in any request for a Telefacsimile Transaction shall be tested before executing that Telefacsimile Transaction, either by requiring the sender to include on the face of the request a unique identification number or to include key specific account information. Requests of Dealers must be on company letterhead and be signed by an authorized representative. Transactions by occasional users are to be verified by telephone confirmation.

(C) 2004 The St. Paul Travelers Companies, Inc. All Right Reserved

ICB013 Ed. 7-04                   Page 1 of 2

          (3) Contents: A Telefacsimile Transaction shall not be executed unless the request for such Telefacsimile Transaction is dated and purports to have been signed by (a) any shareholder or subscriber to shares issued by a Fund, or (b) any financial or banking institution or stockbroker.

          (4) Written Confirmation: A written confirmation of each Telefacsimile Transaction shall be sent to the shareholder(s) to whose account such Telefacsimile Transaction relates, at the record address, by the end of the Insured's next regular processing cycle, but no later than five (5) business days following such Telefacsimile Transaction.

     i. "Designated" means or refers to a written designation signed by a shareholder of record of a Fund, either in such shareholder's initial application for the purchase of Fund shares, with or without a Signature Guarantee, or in another document with a Signature Guarantee.

     j. "Signature Guarantee" means a written guarantee of a signature, which guarantee is made by an Eligible Guarantor Institution as defined in Rule 17Ad-15(a)(2) under the Securities Exchange Act of 1934.

3. Exclusions. It is further understood and agreed that this Insuring Agreement shall not cover:

     a.   Any loss covered under Insuring Agreement A, "Fidelity," of this Bond;
          and

     b.   Any loss resulting from:

          (1) Any Fax Redemption, where the proceeds of such redemption were requested to be paid or made payable to other than (a) the shareholder of record, or (b) a person Designated in the initial application or in writing at least one (1) day prior to such redemption to receive redemption proceeds, or (c) a bank account Designated in the initial application or in writing at least one
               (1) day prior to such redemption to receive redemption proceeds;
               or

          (2) Any Fax Redemption of Fund shares which had been improperly credited to a shareholder's account, where such shareholder (a) did not cause, directly or indirectly, such shares to be credited to such account, and (b) directly or indirectly received any proceeds or other benefit from such redemption; or

          (3) Any Fax Redemption from any account, where the proceeds of such redemption were requested to be sent to any address other than the record address or another address for such account which was designated (a) over the telephone or by telefacsimile at least fifteen (15) days prior to such redemption, or (b) in the initial application or in writing at least one (1) day prior to such redemption; or

          (4) The intentional failure to adhere to one or more Designated Fax Procedures; or

          (5)  The failure to pay for shares attempted to be purchased.

4. The Single Loss Limit of Liability under Insuring Agreement L is limited to the sum of Twenty Three Million Thre Hundred Thousand Dollars ($23,300,000 ) it being understood, however, that such liability shall be part of and not in addition to the Limit of Liability stated in Item 3 of the Declarations of the attached Bond or amendments thereof.

5. With respect to coverage afforded under this Rider the applicable Single loss Deductible Amount is Ten Thousand Dollars ($10,000 ).

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

                                       By

                           Authorized Representative

                                    INSURED


(C) 2004 The St. Paul Travelers Companies, Inc. All Right Reserved

ICB013 Ed. 7-04                   Page 2 of 2

     The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

     The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

 ATTACHED TO AND FORMING           DATE ENDORSEMENT OR             * EFFECTIVE DATE OF ENDORSEMENT OR RIDER
PART OF BOND OR POLICY NO.            RIDER EXECUTED                    12:01 A.M. STANDARD TIME AS
                                                                      SPECIFIED IN THE BOND OR POLICY
         490PB2463                       12/30/09                                  12/07/09

* ISSUED TO

The Gabelli Funds, et al

                          Voice Initiated Transactions

It is agreed that:

1. The attached bond is amended by inserting an additional Insuring Agreement as follows:

     INSURING AGREEMENT N -VOICE-INITIATED TRANSACTIONS

     Loss caused by a Voice-initiated Transaction, where the request for such Voice-initiated Transaction is unauthorized or fraudulent and is made with the manifest intent to deceive; provided, that the entity which receives such request generally maintains and follows during the Bond Period all Designated Procedures with respect to Voice-initiated Redemptions and the Designated Procedures described in paragraph 2f (1) and (3) of this Rider with respect to all other Voice-initiated Transactions. The isolated failure of such entity to maintain and follow a particular Designated Procedure in a particular instance will not preclude coverage under this Insuring Agreement, subject to the specific exclusions herein and in the Bond.

2. Definitions. The following terms used in this Insuring Agreement shall have the following meanings:

     a. "Voice-initiated Transaction" means any Voice-initiated Redemption, Voice-initiated Election, Voice-initiated Exchange, or Voice-initiated Purchase.

     b. "Voice-initiated Redemption" means any redemption of shares issued by an Investment Company which is requested by voice over the telephone.

     c. "Voice-initiated Election" means any election concerning dividend options available to Fund shareholders which is requested by voice over the telephone.

     d. "Voice-initiated Exchange" means any exchange of shares in a registered account of one Fund into shares in an identically registered account of another Fund in the same complex pursuant to exchange privileges of the two Funds, which exchange is requested by voice over the telephone.

          (1) Recordings: All Voice-initiated Transaction requests shall be recorded, and the recordings shall be retained for at least six
               (6) months. Information contained on the recordings shall be capable of being retrieved and produced within a reasonable time after retrieval of specific information is requested, at a success rate of no less than 85%.

          (2) Identity Test: The identity of the caller in any request for a Voice-initiated Redemption shall be tested before executing that Voice-initiated Redemption, either by requesting the caller to state a unique identification number or to furnish key specific account information.

          (3) Written Confirmation: A written confirmation of each Voice-initiated Transaction and of each change of the record address of a Fund shareholder requested by voice over the telephone shall be mailed to the shareholder(s) to whose account such Voice-initiated Transaction or change of address relates, at the original record address (and, in the case of such change of address, at the changed record address) by the end of the Insured's next regular processing cycle, but no later than five
               (5) business days following such Voice-initiated Transaction or change of address.

     e. "Voice-initiated Purchase" means any purchase of shares issued by an Investment Company which is requested by voice over the telephone.

     f.   "Designated Procedures" means the following procedures:

     g. "Investment Company" or "Fund" means an investment company registered under the Investment

The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

Company Act of 1940.

(c) 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved

ICB016 Ed. 7-04

     h. "Officially Designated" means or refers to a written designation signed by a shareholder of record of a Fund, either in such shareholder's initial application for the purchase of Fund shares, with or without a Signature Guarantee, or in another document with a Signature Guarantee.

     i. "Signature Guarantee" means a written guarantee of a signature, which guarantee is made by a financial or banking institution whose deposits are insured by the Federal Deposit Insurance Corporation or by a broker which is a member of any national securities exchange registered under the Securities Exchange Act of 1934.

3. Exclusions. It is further understood and agreed that this Insuring Agreement shall not cover:

     a. Any loss covered under Insuring Agreement A, "Fidelity, " of this Bond; and

     b.   Any loss resulting from:

          (1) Any Voice-initiated Redemption, where the proceeds of such redemption were requested to be paid or made payable to other than (a) the shareholder of record, or (b) a person Officially Designated to receive redemption proceeds, or (c) a bank account Officially Designated to receive redemption proceeds; or

          (2) Any Voice-initiated Redemption of Fund shares which had been improperly credited to a shareholder's account, where such shareholder (a) did not cause, directly or indirectly, such shares to be credited to such account, and (b) directly or indirectly received any proceeds or other benefit from such redemption; or

          (3) Any Voice-initiated Redemption from any account, where the proceeds of such redemption were requested to be sent (a) to any address other than the record address for such account, or (b) to a record address for such account which was either (i) designated over the telephone fewer than thirty (30) days prior to such redemption, or (ii) designated in writing less than on (1) day prior to such redemption; or

          (4) The intentional failure to adhere to one or more Designated Procedures; or

          (5)  The failure to pay for shares attempted to be purchased; or

          (6) Any Voice-initiated Transaction requested by voice over the telephone and received by an automated system which receives and converts such request to executable instructions.

4. The total liability of the Underwriter under Insuring Agreement N is limited to the sum of Twenty Three Million Three Hundred Thousand Dollars ($23,300,000 ), it being understood, however, that such liability shall be part of and not in addition to the Limit of Liability stated in Item 3 of the Declarations of the attached bond or amendment thereof.

5. With respect to coverage afforded under this Rider the applicable Deductible Amount is Ten Thousand Dollars ($10,000 ).

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

                                       By

                           Authorized Representative

                                    INSURED

(C) 2004 The St. Paul Travelers Companies, Inc. All Right Reserved

ICB0XX Ed. 7-04

     The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

     The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

490PB2463 ATTACHED TO     12/30/09 DATE        12/07/09 * EFFECTIVE DATE OF
 AND FORMING PART OF       ENDORSEMENT       ENDORSEMENT OR RIDER 12:01 A.M.
  BOND OR POLICY NO.        OR RIDER        STANDARD TIME AS SPECIFIED IN THE
                            EXECUTED                BOND OR POLICY

* ISSUED TO

The Gabelli Funds, et al

                        Definition of Investment Company

It is agreed that:

1. Section 1, Definitions, under General Agreements is amended to include the following paragraph:

     (f) Investment Company means an investment company registered under the Investment Company Act of 1940 and as listed under the names of Insureds on the Declarations.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

                                       By

                           Authorized Representative

                                    INSURED

(C) 2004 The St. Paul Travelers Companies, Inc. All Right Reserved

ICB0XX Ed. 7-04

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

 ATTACHED TO AND FORMING           DATE ENDORSEMENT OR             * EFFECTIVE DATE OF ENDORSEMENT OR RIDER
PART OF BOND OR POLICY NO.            RIDER EXECUTED                    12:01 A.M. STANDARD TIME AS
                                                                      SPECIFIED IN THE BOND OR POLICY
         490PB2463                       12/30/09                                  12/07/09

* ISSUED TO

The Gabelli Funds, et al

Automated Phone Systems

1. The attached Bond is amended by adding an additional Insuring Agreement as follows:

     INSURING AGREEMENT M - AUTOMATED PHONE SYSTEMS ("APS")

     Loss caused by an APS Transaction, where the request for such APS Transaction is unauthorized or fraudulent and is made with the manifest intent to deceive; provided, that the entity which receives such request generally maintains and follows during the Bond Period all APS Designated Procedures with respect to APS Transactions. The isolated failure of such entity to maintain and follow a particular APS Designated Procedure in a particular instance will not preclude coverage under this Insuring Agreement, subject to the exclusions herein and in the Bond.

2. Definitions. The following terms used in this Insuring Agreement shall have the following meanings:

     a. "Automated Phone Systems" or "APS" means an automated system which receives and converts to executable instructions (1) transmissions by voice over the telephone, or (2) transmissions over the telephone through use of a touch-tone keypad or other tone system; and always excluding transmissions from a Computer System or part thereof.

     b. "APS Transaction" means any APS Redemption, APS Election, APS Exchange, or PAS Purchase.

     c. "APS Redemption" means any redemption of shares issued by an Investment Company which is requested through an Automated Phone System.

     d. "APS Election" means any election concerning dividend options available to Fund shareholders which is requested through an Automated Phone System.

     e. "APS Exchange" means any exchange of shares in a registered account of one Fund into shares in an identically registered account of another Fund in the same complex pursuant to exchange privileges of the two Funds, which exchange is requested through an Automated Phone System.

     f. "APS Purchase" means any purchase of shares issued by an Investment Company which is requested through an Automated Phone System.

     g.   "APS Designated Procedures" means the following procedures:

          (1) Logging: All APS Transaction requests shall be logged or otherwise recorded, so as to preserve all of the information necessary to effect the requested APS Transaction transmitted in the course of such a request, and the records shall be retained for at least six months. Information contained in the records shall be capable of being retrieved and produced within a reasonable time after retrieval of specific information is requested, at a success rate of no less than 85 percent.

          (2) Identity Test: The identity of the caller in any request for an APS Transaction shall be tested before executing that APS Transaction, by requiring the entry by the caller of an identification number consisting of at least four characters.

          (3) Contemporaneous Confirmation: All information in each request for an APS Transaction which is necessary to effect such APS Transaction shall be contemporaneously repeated to the caller, and no such APS Transaction shall be executed unless the caller has confirmed the accuracy of such information.

          (4) Written Confirmation: A written confirmation of each APS Transaction shall be sent to the shareholder(s) to whose account such APS Transaction relates, at the record address, by the end of the Insured's next regular processing cycle, but not later than five (5) business days following such APS Transaction.

          (5) Access to APS Equipment: Physical access to APS equipment shall be limited to duly authorized personnel.

(C) 2004 The St. Paul Travelers Companies, Inc. All Right Reserved

ICB0XX Ed. 7-04

     h. "Investment Company" or "Fund" means a investment company registered under the Investment Company Act of 1940.

     i. "Officially Designated" means or refers to a written designation signed by a shareholder of record of a Fund, either in such shareholder's initial application for the purchase of Fund shares, with or without a Signature Guarantee, or in another document with a Signature Guarantee.

     j. "Signature Guarantee" means a written guarantee of a signature, which guarantee is made by a financial or banking institution whose deposits are insured by the Federal Deposit Insurance Corporation or by a broker which is a member of any national securities exchange registered under the Securities Exchange Act of 1934.

3. Exclusion: It is further understood and agreed that this Insuring Agreement shall not cover:

     a.   Any loss covered under Insuring Agreement A, "Fidelity", of this Bond:
          and

     b.   Any loss resulting from:

          (1) Any APS Redemption, where the proceeds of such redemption were requested to be paid or made payable to other than (a) the shareholder of record, or (b) a person officially Designated to receive redemption proceeds, or (c) a bank account Officially Designated to receive redemption proceeds; or

          (2) Any APS Redemption of Fund shares which had been improperly credited to a shareholder's account, where such shareholder (a) did not cause, directly or indirectly, such shares to be credited to such account, and (b) directly or indirectly received any proceeds or other benefit from such redemption; or

          (3) Any APS Redemption from any account, where the proceeds of such redemption were requested to be sent (a) to any address other than the record address for such account, or (b) to a record address for such account which was either (i) designated over the telephone fewer than thirty (30) days prior to such redemption, or (ii) designated in writing less than one (1) day prior to such redemption; or

          (4)  The failure to pay for shares attempted to be purchased, or

          (5) The intentional failure to adhere to one or more APS Designated Procedures.

4. The total liability of the Underwriter under Insuring Agreement M is limited to the sum of Twenty Three Million Three Hundred Thousand Dollars ($23,300,000 ), it being understood, however, that such liability shall be part of and not in addition to the Limit of Liability stated in Item 3 of the Declarations of the attached bond or amendments thereof.

5. With respect to coverage afforded under this Rider, the applicable Deductible Amount is Ten Thousand Dollars ($10,000 ).

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

                                       By

                           Authorized Representative

                                    INSURED


(C) 2004 The St. Paul Travelers Companies, Inc. All Right Reserved

ICB0XX Ed. 7-04

     The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

     The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

490PB2463           12/30/09 DATE    12/07/09 * EFFECTIVE DATE OF
ATTACHED TO AND     ENDORSEMENT      ENDORSEMENT OR RIDER 12:01 A.M.
FORMING PART OF     OR RIDER         STANDARD TIME AS SPECIFIED IN THE
BOND OR POLICY      EXECUTED         BOND OR POLICY
NO.

* ISSUED TO

The Gabelli Funds, et al

                            Add Exclusions (n) & (o)

It is agreed that:

1. Section 2, Exclusions, under General Agreements, is amended to include the following sub-sections:

     (n) loss from the use of credit, debit, charge, access, convenience, identification, cash management or other cards, whether such cards were issued or purport to have been issued by the Insured or by anyone else, unless such loss is otherwise covered under Insuring Agreement A.

     (o) the underwriter shall not be liable under the attached bond for loss due to liability imposed upon the Insured as a result of the unlawful disclosure of non-public material information by the Insured or any Employee, or as a result of any Employee acting upon such information, whether authorized or unauthorized.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

                                       By

                           Authorized Representative

                                    INSURED

(C) 2004 The St. Paul Travelers Companies, Inc. All Right Reserved

ICB0XX Ed. 7-04

     The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date. The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

490PB2463           12/30/09 DATE    12/07/09 * EFFECTIVE DATE OF
ATTACHED TO AND     ENDORSEMENT      ENDORSEMENT OR RIDER 12:01 A.M.
FORMING PART OF     OR RIDER         STANDARD TIME AS SPECIFIED IN THE
BOND OR POLICY      EXECUTED         BOND OR POLICY
NO.

* ISSUED TO

The Gabelli Funds, et al

                            New York Statutory Rider

1. The first paragraph of Section 13. "TERMINATION" under Conditions and Limitations is amended by adding the following: Cancellation of this bond by the Underwriter is subject to the following provisions:

     If the bond has been in effect for 60 days or less, it may be canceled by the Underwriter for any reason. Such cancellation shall be effective 60 days after the Underwriter mails a notice of cancellation to the first-named Insured at the mailing address shown in the bond. However, if the bond has been in effect for more than 60 days or is a renewal, then cancellation must be based on one of the followings grounds:

          (A) non-payment of premium, however, that a notice of cancellation on this ground shall inform the insured of the amount due;

          (B) conviction of crime arising out of acts increasing the hazard insured against;

          (C) discovery of fraud or material misrepresentation in the obtaining of the bond or in the presentation of claim thereunder;

          (D) after issuance of the bond or after the last renewal date, discovery of an act or omission, or a violation of any bond condition that substantially and materially increases the hazard Insured against, and which occurred subsequent to inception of the current bond period;

          (E) material change in the nature or extent of the risk, occurring after issuance or last annual renewal anniversary date of the bond, which causes the risk of loss to be substantially and materially increased beyond that contemplated at the time the bond was issued or last renewed;

          (F) the cancellation is required pursuant to a determination by the superintendent that continuation of the present premium volume of the Insurer would jeopardize the Insurer's solvency or be hazardous to the interest of the Insureds, the Insurer's creditors or the public;

          (G) a determination by the superintendent that the continuation of the bond would violate, or would place the Insurer in violation of, any provision of the New York State Insurance laws.

          (H) where the Insurer has reason to believe, in good faith and with sufficient cause, that there is a possible risk or danger that the Insured property will be destroyed by the Insured for the purpose of collecting the insurance proceeds, provided, however, that:

               (i) a notice of cancellation on this ground shall inform the Insured in plain language that the Insured must act within ten days if review by the Insurance Department of the State of New York of the ground for cancellation is desired, and

               (ii) notice of cancellation on this ground shall be provided simultaneously by the Insurer to the Insurance Department of the State of New York.

               (iii) upon written request of the Insured made to the Insurance
                    Department of the State of New York within ten days from the Insured's receipt of notice of cancellation on this ground, the department shall undertake a review of the ground for cancellation to determine whether or not the Insurer has satisfied the criteria for cancellation specified in this subparagraph; if after such review the department finds not sufficient cause for cancellation on this ground, the notice of cancellation on this ground shall be deemed null and void.

     Cancellation based on one of the above grounds shall be effective 60 days after the notice of cancellation is mailed or delivered to the Named Insured, at the address shown on the bond, and to its authorized agent or broker.

1. If the Underwriter elects not to replace a bond at the termination of the Bond Period, it shall notify the Insured not more than 120 days nor less than 60 days before termination. If such notice is given late, the bond shall continue in effect for 60 days after such notice is given. The Aggregate Limit of Liability shall not be increased or reinstated. The notice not to replace shall be mailed to the Insured and its broker or agent.

2. If the Underwriter elects to replace the bond, but with a change of limits, reduced coverage, increased deductible, additional exclusion, or upon increased premiums in excess of ten percent (exclusive of any premium increase as a result of experience rating), the Underwriter must mail written notice to the Insured and its agent or broker not more than 120 days nor less than 60 days before replacement. If such notice is given late, the replacement bond shall be in effect with the same terms, conditions and rates as the terminated bond for 60 days after such notice is given.

3. The Underwriter may elect to simply notify the Insured that the bond will either be not renewed or renewed with different terms, conditions or rates. In this event, the Underwriter will inform the Insured that a second notice will be sent at a later date specifying the Underwriter's exact intention. The Underwriter shall inform the Insured that, in the meantime, coverage shall continue on the same terms, conditions and rates as the expiring bond until the expiration date of the bond or 60 days after the second notice is mailed or delivered, whichever is later.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

                                       By

                           Authorized Representative

                                    INSURED

(C) 2004 The St. Paul Travelers Companies, Inc. All Right Reserved

ICB0XX Ed. 7-04

     The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

490PB2463           12/30/09 DATE    12/07/09 * EFFECTIVE DATE OF
ATTACHED TO AND     ENDORSEMENT      ENDORSEMENT OR RIDER 12:01 A.M.
FORMING PART OF     OR RIDER         LOCAL TIME AS SPECIFIED IN THE
BOND OR POLICY      EXECUTED         BOND OR POLICY
NO.

* ISSUED TO

The Gabelli Funds, et al

                                AMEND SECTION 4.
          LOSS - NOTICE - PROOF - LEGAL PROCEEDINGS DESIGNATE PERSONS
                             FOR DISCOVERY OF LOSS
                MEL2555 Ed. 3-05 - For use with ICB005 Ed. 7-04

It is agreed that:

Section 4. - Loss - Notice - Proof - Legal Proceedings of the attached bond is amended by deleting the second subparagraph and replacing it with the following:

     Discovery occurs when the Corporate Risk Management Department, Internal Audit Department,General Counsel's Department, or any Partner or Officer of the
Insured:

     (a)  first becomes aware of facts, or

     (b) receives written notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstances,

which would cause a reasonable person to assume that a loss of a type covered under this bond has been or will be incurred regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not be then known.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

                                       By

                           Authorized Representative


(C) 2004 The St. Paul Travelers Companies, Inc. All Right Reserved

ICB0XX Ed. 7-04

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

490PB2463           12/30/09 DATE    12/07/09 * EFFECTIVE DATE OF
ATTACHED TO AND     ENDORSEMENT      ENDORSEMENT OR RIDER 12:01 A.M.
FORMING PART OF     OR RIDER         LOCAL TIME AS SPECIFIED IN THE
BOND OR POLICY      EXECUTED         BOND OR POLICY
NO.

* ISSUED TO

The Gabelli Funds, et al

                         AMEND SECTION 13. TERMINATION
               For use with ICB005 - Ed. 7/04 MEL3281 - Ed. 5/05

It is agreed that:

     This Bond is amended by deleting from SECTION 13. TERMINATION, the term "60 days" under the first paragraph and substituting "90 days".

     The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

                                       By

                           Authorized Representative

                                    INSURED

(C) 2004 The St. Paul Travelers Companies, Inc. All Right Reserved

ICB0XX Ed. 7-04

490PB2463           12/30/09 DATE    12/07/09 * EFFECTIVE DATE OF
ATTACHED TO AND     ENDORSEMENT      ENDORSEMENT OR RIDER 12:01 A.M.
FORMING PART OF     OR RIDER         LOCAL TIME AS SPECIFIED IN THE
BOND OR POLICY      EXECUTED         BOND OR POLICY
NO.

* ISSUED TO

The Gabelli Funds, et al

     The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

                     REPLACE INSURING AGREEMENT (A) FIDELITY
                       For use with Form ICB005 Ed. 07/04
                               MEL7027 Ed. 09/09

It is agreed that:

Insuring Agreement (A), FIDELITY is replaced by the following:

FIDELITY

(A) Loss resulting directly from dishonest or fraudulent act(s), including Larceny and Embezzlement, committed by an Employee, committed anywhere and whether committed alone or in collusion with others, including loss of Property resulting from such acts of an Employee, which Property is held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

     Such dishonest or fraudulent acts must be committed by the Employee with the intent:

     to cause the Insured to sustain such loss; or

(B)  to obtain financial benefit for the Employee or another person or entity.

Notwithstanding the foregoing, however, to the extent that the Insured's loss results from Loans or Trading it is agreed that this bond covers only loss resulting directly from dishonest or fraudulent acts committed by an Employee acting alone or in collusion with others, with the intent:

     (a)  to cause the Insured to sustain such loss; and

     (b) to obtain financial benefit for the Employee or another person or entity.

As used in this Insuring Agreement, financial benefit does not include any employee benefits earned in the normal course of employment, including salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions.

The term Loans as used in this Insuring Agreement means all extensions of credit by the Insured and all transactions creating a creditor relationship in favor of the Insured and all transactions by which the Insured assumes an existing creditor relationship.

The term Trading as used in this Insuring Agreement means trading or otherwise dealing in securities, commodities, futures, options, swaps, foreign or federal funds, currencies, foreign exchange or other similar means of exchange.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

                                       By

                           Authorized Representative



(C) 2004 The St. Paul Travelers Companies, Inc. All Right Reserved

ICB0XX Ed. 7-04

                              AMENDED AND RESTATED
                             JOINT INSURED AGREEMENT


         AGREEMENT dated December 1, 1999, as most recently amended as of November 17, 2009, among the registered investment companies advised by Gabelli Funds, LLC, Teton Advisors, Inc. and Gabelli Fixed Income LLC (together, the "Advisers") which are listed on Schedule A attached hereto (collectively, the "Funds").

         WHEREAS, each of the Funds is named as an insured in an investment company blanket bond (the "Fidelity Bond") which is intended to be in full compliance with Rule 17g-1 under the Investment Company Act of 1940, as amended; and

         WHEREAS, the Funds desire to enter into an agreement in order to meet the requirements of Rule 17g-1 and to assure that premiums payable with respect to the Fidelity Bond and payments by the Insurer with respect to the Fidelity Bond are allocated in a fair and equitable manner;

         Now, THEREFORE, the Funds do hereby agree as follows:

         1. Each Fund shall maintain a minimum amount of fidelity insurance one level higher than that specified for its asset size by the table contained in Rule 17g-1(d) (the "Minimum Insurance"). Each Fund shall aggregate the assets of all of its series to calculate the amount of coverage required by Rule 17g-1(d). Notwithstanding the foregoing, no Fund shall be required to increase the amount of its fidelity insurance unless and until the aggregate amount of fidelity insurance maintained by the Funds exceeds the aggregate amount of fidelity insurance the Funds are required to maintain pursuant to the table contained in Rule 17g-1(d) by $2 million or less.

         2. The allocation of the premium to each Fund shall be based on the proportionate share of the sum of the premiums that would have been paid if fidelity insurance was purchased separately by the Funds, and will be based upon the relative Minimum Insurance percentages of the Funds as of the quarter ending prior to the beginning of the first month in the period for which the coverage is obtained, subject to paragraph 4 below.

         3. Each Fund is guaranteed a minimum coverage amount with access to the remainder of the total coverage of the Fidelity Bond. In the event that any recovery is received under the Fidelity Bond as a result of the loss sustained by two or more Funds, each Fund shall receive an equitable and proportionate share of the recovery, but in no event less than the amount it would have received had it maintained a single insured bond with minimum coverage.

         4. Each Fund may, at any time, increase its allocation described in paragraph 2 upon payment of the premium required for such additional insurance provided that the face amount of the Fidelity Bond can increase accordingly or be supplemented by a policy of excess insurance.

        5. Any other registered investment company or additional series of such an investment company for which the Advisers or their affiliates serves as investment adviser ("Additional Fund") may become a party to this Agreement by executing a copy of this Agreement (a copy of which will be furnished to each of the Funds) and by paying the premium for any required increase in the amount of the Fidelity Bond if the underwriter of the Fidelity Bond is willing to add such Additional Fund as an additional insured and increase the amount of total coverage by the amount of the Minimum Insurance required for such Additional Fund by the provisions hereof.

         6. The Agreement shall remain in effect for as long as two or more of the Funds (including any Additional Fund) are insured under the terms of the Fidelity Bond. Any Fund shall, however, have the right to terminate, at any time, its participation in the Fidelity Bond and in this Agreement provided that losses incurred prior to such termination shall be governed by the provision of this Agreement and the amount of any return premium to which such Fund shall be entitled will be limited to the amount actually obtained from the underwriter in respect of such termination.


Signed:    /s/ Bruce N. Alpert
         --------------------------------------------
           Bruce N. Alpert

         President, The Gabelli Asset Fund
         President, The Gabelli Blue Chip Value Fund
         President, Gabelli Capital Series Funds, Inc.
         Executive Vice President, Comstock Funds, Inc.
         President, The Gabelli Convertible and Income Securities Fund Inc. President, The Gabelli Dividend & Income Trust
         President, Gabelli Equity Series Funds, Inc.
         President, The Gabelli Equity Trust Inc.
         President, The Gabelli Global Deal Fund
         President, The Gabelli Global Gold, Natural Resources & Income Trust President, The Gabelli Global Multimedia Trust Inc.
         President, GAMCO Global Series Funds, Inc.
         President, The Gabelli Global Utility & Income Trust
         President, GAMC Gold Fund, Inc.
         President, The GAMCO Growth Fund
         President, GAMCO International Growth Fund, Inc. \
         President, Gabelli Investor Funds, Inc.
         Executive Vice President, The GAMCO Mathers Fund
         President, The Gabelli Money Market Funds
         President, The Gabelli Natural Resources, Gold & Income Trust President, The Gabelli SRI Fund, Inc.
         President, The Gabelli Utilities Fund
         President, The Gabelli Utility Trust
         President, The Gabelli Value Fund Inc.
         President, The GAMCO Westwood Funds
         President, Gabelli 787 Fund, Inc.


Signed:    /s/ Agnes Mullady
         --------------------------
           Agnes Mullady

         President, The Gabelli Healthcare & Wellness(Rx) Trust

                 Schedule A

         List of Registered Investment Companies
             The Gabelli Asset Fund
             The Gabelli Blue Chip Value Fund
             The Gabelli Convertible Securities and Income Securities Fund Inc. The Gabelli Dividend & Income Trust
             The Gabelli Equity Trust Inc.
             The Gabelli Global Deal Fund
             The Gabelli Global Gold, Natural Resources & Income Trust
             The Gabelli Healthcare & Wellness(Rx) Trust
             The Gabelli Global Multimedia Trust Inc.
             The Gabelli Global Utility & Income Trust
             GAMCO Gold Fund, Inc.
             The GAMCO Growth Fund
             GAMCO International Growth Fund, Inc.
             The GAMCO Mathers Fund
             The Gabelli Natural Resources, Gold & Income Trust
             The Gabelli SRI Fund, Inc.
             The Gabelli Utilities Fund
             The Gabelli Utility Trust
             The Gabelli Value Fund Inc.

         Gabelli Capital Series Funds, Inc.:
             The Gabelli Capital Asset Fund

         Comstock Funds, Inc.
             Comstock Capital Value Fund

         Gabelli Equity Series Funds, Inc.:
             The Gabelli Equity Income Fund
             The Gabelli Small Cap Growth Fund
             The Gabelli Woodland Small Cap Value Fund

         GAMCO Global Series Funds, Inc.:
             The GAMCO Global Telecommunications Fund
             The GAMCO Global Convertible Securities Fund
             The GAMCO Global Growth Fund
             The GAMCO Global Opportunity Fund

         Gabelli Investor Funds, Inc.:
             The Gabelli ABC Fund

         The Gabelli Money Market Funds:
             The Gabelli U.S. Treasury Money Market Fund

         The GAMCO Westwood Funds:
             GAMCO Westwood Equity Fund
             GAMCO Westwood Intermediate Bond Fund
             GAMCO Westwood Balanced Fund
             GAMCO Westwood SmallCap Equity Fund
             GAMCO Westwood Income Fund
             GAMCO Westwood Mighty Mites Fund

         Gabelli 787 Fund, Inc.
             Gabelli Enterprise Mergers and Acquisitions Fund

November 17, 2009